Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Time Warner Inc.
Commission File No.: 1-15062

Partial transcript of Q&A session with Randall Stephenson at UBS Global Media and Communications Conference.
Event Date/Time: December 06, 2016 / 01:30 PM GMT

CORPORATE PARTICIPANTS
 Randall Stephenson AT&T Inc. - Chairman & CEO

CONFERENCE CALL PARTICIPANTS
 John Hodulik UBS - Analyst

PRESENTATION

 John Hodulik - UBS - Analyst

 I am John Hodulik; I'm the cable and telecom analyst here at UBS. And thank you for attending the Global Media and Communications Conference. Our first keynote speaker this morning is Randall Stephenson, the Chairman and CEO of AT&T. Randall, thanks for joining us here this morning.

 Randall Stephenson - AT&T Inc. - Chairman & CEO

 Thank you, John. If you don't mind, before you go, we have a Safe Harbor statement I think is up here. And today's comments may contain forward-looking statements that are subject to risk; results may materially differ. Details can be found on our website. And also you need to be aware that we are in the quiet period with the FCC's 600 megahertz auction, so will be limited in terms of what we can say there. And we have filed an S4 regarding our proposed merger and that can be found also on the website.

 John Hodulik - UBS - Analyst

 Great. So we have about 40 minutes for Q&A and, just as a reminder, I have got the Crowd Mic tablet here, so if you have any questions please download the Crowd Mic app and submit any questions for us and we will take those in turn.

So, Randall, keeping in mind that you are -- that this is something of a warm up for your testimony tomorrow in front of the judiciary committee in Washington, why don't we start with the --.

 Randall Stephenson - AT&T Inc. - Chairman & CEO

 Thank you for doing that, that is very helpful.

 John Hodulik - UBS - Analyst

 Okay, now switching gears. Randall, you have presided over a major revamp of the Company taking AT&T into a new media sort of centric direction. Explain to us what are the underlying trends that are driving this pivot?

 Randall Stephenson - AT&T Inc. - Chairman & CEO

 Well, I guess I wouldn't consider it a pivot, John. I think what we have just recently announced is more a completion of a strategy rather than a pivot of a strategy. And if you go back to 2012-2013, I think it was 2012, we came out and made a very strong declaration that, look, we are a connectivity business, we are in the conductivity business. We aspire to do more than conductivity, but if you don't get the connectivity right you probably don't have license from your customers to go much beyond that.

And so in 2012 we began a very aggressive investment plan, it was centric on mobility. And so we have now built out an LTE-A network, a very robust LTE network that is engineered and designed around video. Software defined networking is kind of encapsulating this whole capability and we now pass 400 million people in North America, Mexico and the United States.

And what is unique we believe about where we are is we built this network that is I think uniquely suited for video and it is paired with 40 megahertz of fallow spectrum capacity. Think about it, we have 40 megahertz of capacity waiting to load with a video centric type capability. So kind of check that box; we are in a place that we like a lot with a lot anticipated capacity, a lot of room to run for video.

And by the way, that 40 megahertz of capacity of spectrum is excluding the FirstNet bid, which is currently -- the government is in the process of evaluating. If we were fortunate enough to win the FirstNet bid that is another 20 megahertz of capacity that we could put to use both to deal with first responders as well as hailing this capacity.

So we feel like we are in a very unique place. So the question to us is, okay, we need to move into content, we need to begin delivering content in a mobile world, what content do we think is the place we want to be? And everybody has kind of gone different directions here. It has been interesting to watch how the industry has progressed here. And you are seeing a number of different moves, some have gone to very much an ad supported short form content and I think there is a place where that is going to be very relevant.

We have been unique in that we have consistently and strongly felt like people are over estimating the demise of premium long form content. We think we are in the golden age of TV and we don't see that changing. And that premium long form content on a mobile device is going to be a huge demand. And that was the driver behind doing a DIRECTV deal.

We did DIRECTV, not because we love satellite technology, but because it gave us access to some premium content and very quickly, we've been at it now a year and a few months. Shortly after doing DIRECTV we achieved some rather dramatic merger synergies from content savings, $1.5 billion a year of synergies we'll achieve this year. The key to that is it put us in the lowest content cost position we believe in the industry.

So we have the most content cost in the industry, number one. And the other thing DIRECTV gave us was the ability to get the content right to deliver all of that DIRECTV content to our mobile device very quickly. If you were a DIRECTV customer, one of our 25 million TV customers, you were able to stream all of your DIRECTV content including what was on your DVR to your mobile device. It has been huge.

We are very early on and in the month of October 40 million streams, 40 million streams of DIRECTV content were delivered to the mobile device and October was up from September -- one month over one month was up 40%. And this trend is continuing. And so, the customers are loving premium long form content delivered to a mobile device.

Now that is just step one. Step two is what we announced last week. DIRECTV also gave us the ability to negotiate pure over-the-top rights for this content, not just authenticated with your DIRECTV subscription, but getting over-the-top rights delivered to a mobile device.

DIRECTV NOW, we announced it last week, we launched it I think it was Wednesday of last week and John Stankey who runs this business, our entertainment group, gave me his forecast for how many subscribers we had added in the month of December. He achieved that forecast on Wednesday, okay. So this is a big runner.

So we have an offer, introductory offer, $35 for 100 channels and that includes your mobile streaming to your device; it does not count against your data bucket. This is really significant. Now it is early, we have no idea what the churn characteristics of this are going to look like so we are going to be cautious about putting numbers out. But the early demand has been rather dramatic. It has been really, really impressive, we have been pleased with it.

The other thing we have been pleased with are the attach rates of HBO and Cinemax, $5.00 you can attach HBO and Cinemax, we are getting really good attach rates for that service as well. And so bottom line, this thing is doing very, very well, it is exceeding expectations. And these two together, TV Everywhere with DIRECTV and DIRECTV NOW, you sit back and you ask, is there demand for premium long form content on a mobile device? We are of a mindset that ship has sailed, all right, yes there is significant demand for this kind of content.

And by the way, the DIRECTV now is way over indexing to people who live in MDUs, apartment complexes. So we know we are hitting a demographic that we like here. And so now just stop, do you want to own premium content? And we have concluded, yes, that makes a lot of sense. So the next logical step was Time Warner. That is a completion of a strategy.

And if you want to put together a global TMT leadership position, telecommunications, technology, entertainment, media, we think with Time Warner we have completed that strategy. So here is premium content, premium content that we are going to be able to iterate very quickly, do some new innovation in terms of how the content is delivered, integrating social media and so forth into the content. We are really excited about what putting all this together looks like.

 John Hodulik - UBS - Analyst

 Maybe starting on the last point with Time Warner. Can you talk a little bit about the regulatory process as you see it now and maybe how that may change with the new administration, timeframe, process, that kind of thing?

 Randall Stephenson - AT&T Inc. - Chairman & CEO

 So the regulatory review process, this obviously will require extensive analysis and I trust review by the Department of Justice. And so that process has begun. And there is a standard process for that.

What I would tell you our expectation is is this will be a unique transaction, it will be unique from anything we have given of scale to the Department of Justice before in that we are a distribution Company, we distribute content. Time Warner is a content creation company, they create content. We do not compete.

This is a classic vertical merger and the day after we close this deal there will be no fewer competitors in any market in the United States than there are today in distribution or media and entertainment. So as a vertical merger we think this is a pretty clean deal.

We think the review process should be fairly straightforward and an analysis of this deal based on the facts of the law, we expect a good outcome from that. To the extent that there are concerns with it, there are issues that generally can be addressed through conditions and so forth and that is traditionally what happens with vertical mergers.

As you think about the FCC, we don't even know right now whether we are going to assume any licenses from Time Warner, we are going through that process. They own a number of licenses here and there, everything from walkie-talkie, wireless licenses to satellite licenses on bands for CNN.

So we are going through do we need to assume any of those licenses. If we assume any of those licenses obviously it will require an FCC review. If we don't assume any licenses there wouldn't be a filing required, but it is too early to tell whether we are going to do that or not.

 John Hodulik - UBS - Analyst

 Randall, you talked about this mobile video product, is that eventually -- especially given your spectrum holdings, does that eventually evolve, given the technology, into something of a replacement for fixed service both on the video side, which is where you seem to be heading now, but also on the broadband side?

 Randall Stephenson - AT&T Inc. - Chairman & CEO

 Yes. Think for a moment back to 2007, AT&T launched the world's first iPhone, right. I think even in 2007, reflecting back on it, you would have to say that first iPhone was probably a 4G product. We launched the first iPhone on a 2G network. And everybody knows the story, within about four or five months there was, oh my goodness, bring forward 3G as fast as you can bring forward 3G. Bring forward 4G as fast as you can bring forward 4G.

The industry has literally gone through two multibillion-dollar network upgrades within the course of about five years. Bring Time Warner's content to bear, think DIRECTV now and this type of platform, and the iterations, the innovations that we will be doing with content in a mobile device. And I would tell you even what we launch last Wednesday I believe is a 5G service being launched on a 4G network.

I think the industry is about to say, we need to bring 5G forward. Verizon is pushing this really hard and we are pushing this really hard. And I think 5G is going to be pulled forward. We are all going to want to pull this forward. And we announced yesterday kind of the results of our first kind of live capability with 5G and working with Intel we had like a 14 gig performance delivered. Now that was customer, okay, so don't go out of here thinking you are going to have 14 gig service broadly deployed.

But we do believe a ubiquitous 1 gig network is eminently achievable and by the end of this decade you will be seeing these kind of services turned up. I think we are all going to be kind of in a push to bring that forward as much as possible; we are trying to get standards set and so forth. But as you get to a 1 gig plus kind of ubiquitous wireless service of course that can be a fixed line replacement.

And I would tell you that our target architecture as a Company for fixed and mobile broadband is wireless, obviously. For fixed broadband our target architecture is wireless. We are not there today, but that is -- every time we do planning and engineering it is around a targeted architecture of wireless delivery of 1 gig plus speeds to the home and to the business.

 John Hodulik - UBS - Analyst

 Maybe we could talk a little bit about the wireless market in general and how do you view the competitive intensity that we are seeing today? We had some aggressive promotions from some of the smaller carriers around Black Friday. Is this a departure from what you have seen in the past? And can the new capabilities from I guess both DIRECTV and Time Warner help you compete in that environment?

 Randall Stephenson - AT&T Inc. - Chairman & CEO

 Yes, I can't tell you I notice much difference this year than I did last year. It is competitive, it is very competitive. The way we approach the market and think about it though -- kind of our top priority in the world of mobility is the B2B space, selling to business customers. And we have made some rather significant investments in the B2B space. And we are having a lot of success in that area.

In fact if you look at our mobility growth, well over 100% of the growth comes out of the business segment. So we've invested heavily there. We have invested though not just in mobility but mobility being the key element of the products that you sell into enterprise business.

Get from a mobile device onto a private network, a VPN in our case, into whatever cloud environment you choose, whether it is Amazon, do that on a net bonded approach, Amazon, Microsoft, Softlayer, you pick it, we have net bonded virtually all the major cloud providers back out across the network into a mobile device without ever touching the public Internet.

And to the extent you can do that and have a secure solution end to end is proving to be a big winner in the market. So we are having a lot of success in the enterprise space with our mobile service combined with VPN, combined with connectivity to cloud providers and that continues at pace.

As you move down market then to the consumer, we are obviously focused at the end of the consumer that is a heavy video consumer, broadband user as well. And our objective is to penetrate the home with all services and integrate all services, and we are having a lot of success. I won't repeat it, DIRECTV, broadband, mobility.

When we have that product set in the home, that capability, our churn rates are at historically low levels right now. And then you keep moving down market, I will tell you at the low end of the market, which for the last couple of years has been feature phone driven for us, it is where it has been hypercompetitive. And we have -- look, we confess, we have lost share there. And I think T-Mobile has done a very nice job of taking subscribers at that end of the market.

We went out and made an acquisition and acquired Cricket, I think it was 2014 -- I lose track of time, John. John and I were talking about the first deal that I worked on back in 1996 was PacTel. And the merger synergies were could we get caller ID penetration rates in California up to where they were in Southwestern Bell, that was a big deal. You wrote about it, right?

 John Hodulik - UBS - Analyst

 Great. And just in conclusion, as we sit here at the end of 2016 and we look out to next year what are the main priorities for the Company for 2017?

 Randall Stephenson - AT&T Inc. - Chairman & CEO

 First and foremost get the Time Warner deal through the approval process and done. And hopefully we get that done in time next year that we can actually begin aggressively doing the integration efforts to do some truly unique things with this content. So that is -- in terms of my standpoint that is my number one priority.

Second priorities are finish the deal on DIRECTV. As I mentioned, $1.5 billion synergies are in the bag, we have got $1 billion more to generate and there is just a lot of just difficult pick and shovel work in terms of IT and customer care functions that have to be done. We have got to finish that deal.

And then third is the DIRECTV NOW, the mobile TV integration of capabilities, the advertising models, really begin to scale those advertising models moving those forward.

And then the last is on the enterprise business. This thing, because we are doing so much in what is the exciting media and entertainment area we forget about this B2B business that we have. And we think we have the preeminent B2B business, it is a $70 billion business and a unique set of assets and we continue to invest there.

And we think 2017 is a year when this mobility with VPN, with cloud connectivity really begins to take off and become a very meaningful part of the business. So those are key priorities.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T's and Time Warner's filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed merger, AT&T has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  AT&T and Time Warner have made the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger.  STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER.  Investors and security holders are able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.
Participants in Solicitation
AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner's 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger and other relevant materials filed with the SEC.  These documents will be available free of charge from the sources indicated above.